[LETTERHEAD OF BCSB BANKCORP, INC.]

March 22, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BCSB Bankcorp, Inc.
Form 10-K for the period ended September 30, 2006
Filed December 22, 2006
File No. 000-24589

Ladies and Gentlemen:

On behalf of BCSB Bankcorp, Inc. (the “Company”), this letter is provided in response to comments provided by Securities and Exchange Commission (the “Commission”) staff, by letter dated March 8, 2007, with respect to the Company’s Form 10-K for the year ended September 30, 2006 (the “Form 10-K”). The staff’s comments and the Company’s responses are set forth below.

Comment 1.	We note your response to comment two of our letter dated February 9, 2007. In future filings please disclose the typical time period between when you repossess an automobile and when the automobile is sold. In addition, include in your MD&A a discussion of the underlying reasons for the fluctuations in the “Loss on repossessed assets” line item for the periods presented. Please provide us with your proposed future disclosure using the information in your September 30, 2006 Form 10-K as an example.

Response to Comment 1.	In future filings the Company will disclose the typical time period between when an automobile is repossessed and when it is sold and a discussion of the underlying reasons for the fluctuations in the “Loss of repossessed assets” line item for the periods presented. Our proposed future disclosure using the information in the September 30, 2006 Form 10-K as an example is attached hereto as Exhibit A.

Comment 2.	We note your response to comment 3 of our letter dated February 9, 2007. With respect to your investment in the U.S. Government Mortgage Fund, the largest of the three funds owned, please provide us with the following:

Securities and Exchange Commission

March 22, 2007

•     How specifically the favorable yield compared to alternative investments relates to your conclusion that the investment is not other than temporarily impaired;

•     The correlation of the changes in the fair value of the security compared to the U.S. Treasury 5-year note interest rate during the period that the investment has been in an unrealized loss position, quantifying the correlation to demonstrate the relationship;

•     How the “dynamic nature” of the portfolio impacts the correlation between the fund’s market value and interest rates;

•     How the correlation between the security’s market value and specified interest rate index has compared to your expectations during the period that the investment has been in an unrealized loss position;

•     Your expectations and assumptions regarding expected interest rate movements and the impact on the security’s market value;

•     Your basis for concluding that a recovery of market value in a reasonable period of time is likely when you have no apparent estimate of when you expect the investment to recover and these are equity investments with no contractual provision for return of investment; and

•     How you considered that as the forecasted market price recovery period lengthens, the uncertainties inherent in management’s estimate increase, which impacts the reliability of that estimate.

Please refer to FSP 115-1 and SAB Topic 5.M. In addition, consider the guidance in Section II.H(1) of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance available on our web site at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response to Comment 2.

The favorable yield compared to alternative investments supports our conclusion that the funds are only temporarily impaired. While price action is an important consideration of any asset, total return is comprised of both price and yield. An asset that generates enough income to offset price declines would generate a positive

Securities and Exchange Commission

March 22, 2007

total return. During the past two years, we earned a positive return on the Shay funds. Please refer to the attached schedule.

The net asset value (“NAV”) movement of the fund charts a path that is the inverse of the yield of a similar duration instrument, which we consider to be the U.S. Treasury 5-year note. If the decline were attributable to credit impairment, we believe that the NAV movement would not reflect a mirror image of the similar duration Treasury. We are confident that the NAV is a temporary price depression that will reverse once interest rates begin to decline. The correlation of the security’s market value and the 5-year U.S. Treasury rate index has been within our expectations. Please refer to the attached schedule.

The reference to “dynamic nature” of the fund’s portfolio was to convey our belief that the fund’s managers have the ability to adjust the duration of the fund in response to interest rate changes by adjusting the composition of the underlying mortgages that comprise the majority of the fund’s assets.

Based on the consensus outlook of 60 economist surveyed by the Wall Street Journal, inflation is expected to be moderate in 2007 and as a result of lower inflation, the Federal Reserve is expected to shift its focus from fighting inflation to helping the economy grow and lower short-term rates by the end of 2007. We share a similar outlook regarding future interest rate movements.

Investment in the funds is an equity investment, however, the underlying assets are predominantly fixed rate mortgages. Falling interest rates will cause prices of the Fund’s holdings to appreciate; this in turn will have a positive effect on NAV. The magnitude and speed at which these reductions are implemented will obviously change the time frame which the NAV recovers. We will continue to monitor the change in the fund’s NAV as it relates to our forecast.

We call to your attention a recent press release issued by the Company in which the Company announced its intention to restructure its balance sheet by selling various assets totaling $253.9 million. Included in the assets to be sold is the Company’s investment in the mutual funds that are the subject of this comment. The Company expects to file a Form 8-K with respect to this restructuring today or tomorrow.

Securities and Exchange Commission

March 22, 2007

The restructuring of the balance sheet is intended to reduce interest rate risk, improve interest rate margins and enhance capital ratios. There were no known credit issues with any of the assets that were sold. The losses associated with the assets sold as a result of the restructuring were generally a reflection of the assets’ yield in the current interest rate environment. Our recent analysis indicated that without taking this action, net interest margins and net income would decline in future periods. The decision to execute the restructuring occurred on March 21, 2007 and was only considered after the Company’s Board of Directors approved a Plan of Conversion and Reorganization on February 14, 2007.

* * * * * *

Securities and Exchange Commission

March 22, 2007

Please direct any further comments or questions to the undersigned at (410) 256-5000.

Very truly yours,

/s/ Bonnie M. Klein
Bonnie M. Klein Vice President and Treasurer

cc:	Mr. John P. Nolan
Ms. Joyce Sweeney

Securities and Exchange Commission

Gary R. Bronstein, Esq.
Joel E. Rappoport, Esq.

Muldoon Murphy & Aguggia LLP

Mr. Conor Quinn

Stegman & Company Professional Association

Exhibit A

Other income was also affected by loss on repossessed assets which decreased from $561,000 for the year ended September 30, 2005 to $327,000 for the year ended September 30, 2006. The $234,000 decrease is attributable, in part, to the Company’s decision to discontinue its indirect automobile lending program and the resulting decline in automobile loans from $88,287,000 as of September 30, 2005 to $53,530,000 as of September 30, 2006. The loss on repossessed assets increased by $306,000 for the year ended September 30, 2005 from $255,000 for the year ended September 30, 2004 to $561,000 for the year ended September 30, 2005. This increase was due to increased delinquencies and a higher volume of repossessions during the year ended September 30, 2005. When an automobile that collateralizes a loan is repossessed, the Company compares the published wholesale value of the particular car make and model to the loan carrying amount. Any deficiency between the automobile’s estimated value and the loan balance is charged to the allowance for loan losses and the asset is transferred to the Other Assets category on the balance sheet. Once the automobile is sold, any difference between the amount realized and the carrying value is then charged to “Loss on repossessed assets”. The Company typically has possession of the repossessed automobiles for less than 30 days. The Company generally relies on third parties to dispose of repossessed assets.

AMF U.S. Government Mortgage Fund

Ticker Symbol: ASMTX
Category: Intermediate Government

As of December 31, 2006

Fund Facts

Inception Date:	1/23/1984
CUSIP:	045419504
Minimum Initial Investment:	$10,000
Dividend Frequency:	Monthly
Number of Shareholders:	35
Mean Account Size:	$4.7 mil
Expense Ratio:	0.48%[1]
WSJ Fund Family:	AMF Funds

Lipper Overall Rating

LIPPER LEADER
PRESERVATION

LIPPER LEADER
EXPENSE

Morningstar™ Style Box**

High
Medium
Low
Short
Interm
Long

Morningstar Category:
Intermediate Government

Investment Adviser

Chicago-based Shay Assets Management, Inc. (Shay) is a privately held investment management firm. Shay is the investment adviser to the Asset Management Fund (AMF), one of the nation's leading families of institutional mutual funds designed for investment by depository institutions (banks, thrifts, and credit unions). The AMF Fund Family also serves as an investment vehicle to corporations, insurance companies, municipalities, pension plans, foundations, endowments, and individuals. As of December 31, 2006 total firm wide mutual fund assets under management were in excess of $3 billion.

Fund Highlights

The AMF U.S. Government Mortgage Fund is a no-load fund.

Under normal market and interest rate conditions, the Fund seeks to maintain a minimum duration of a 2-year U.S. Treasury Note, and a maximum duration equal to that of a 6-Year U.S. Treasury Note.

Fund Objective

The AMF U.S. Government Mortgage Fund seeks to achieve as high a level of current income as is consistent with the preservation of capital, the maintenance of liquidity and the differing average maturity of investments held by the Fund.

Fund Strategy

In pursuit of this objective, the Fund will limit its investments and investment techniques so as to qualify for investment by national banks, federal savings associations, and federal credit unions.

Under normal market conditions, the Fund invests primarily in mortgage-related securities paying fixed or adjustable rates of interest issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

Performance Summary*

3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception
0.96%	4.52%	4.52%	3.32%	3.86%	5.35%	7.65%

SEC Standardized Returns as of 12/31/06

Calendar Year Returns*

12%
10%
8%
6%
4%
2%
0%
9.67%
7.05%
0.59%
10.48%
6.75%
7.13%
2.29%
3.70%
1.74%
4.52%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Portfolio Characteristics

Effective Duration:	4.01 Years
Average Quality:	AAA/Aaa
Distribution Yield:	4.99%
30 Day SEC Yield:	4.58%
Number of Issues:	31
Total Net Assets ($millions):	$164.0

Quality Distribution

A1+/P1 (Repurchase Agreements) 5.1%
AA/Aa 15.4%
AAA/Aaa 0.6%
U.S. Gov't/ Agency 78.8%

www.amffunds.com SHAY

AMF U.S. Government Mortgage Fund

As of December 31, 2006

Historical Quarterly Returns (unannualized)

Year	Q1	Q2	Q3	Q4
2006	-0.06%	0.36%	3.21%	0.96%
2005	-0.47%	2.17%	-0.32%	0.38%
2004	1.67%	-1.48%	2.51%	1.00%
2003	1.03%	1.09%	-0.39%	0.55%
2002	0.62%	2.90%	2.83%	0.63%
2001	2.61%	0.19%	4.29%	-0.42%
2000	1.44%	2.06%	2.78%	3.83%
1999	0.36%	-0.97%	1.08%	0.15%
1998	1.45%	1.79%	3.02%	0.61%
1997	-0.12%	3.84%	3.16%	2.50%
1996	-1.88%	0.26%	1.63%	2.84%
1995	4.30%	4.50%	2.14%	4.35%

Recent Dividend Distributions

Record Date	Payable date	Dividend Rate per Share ($)	Reinvestment Price per Share
12/31/06	12/31/06	0.043245648	$10.15
11/30/06	11/30/06	0.041893336	$10.27
10/31/06	10/31/06	0.043127317	$10.18

Duration Breakdown

0.00 - 0.99	5.1%
1.00 - 1.99	8.3%
2.00 - 2.99	25.0%
3.00 - 3.99	6.2%
4.00 +	55.4%

Sector Allocation

Fixed Rate MBS 69.2%
Cash 5.1%
Hybrid ARM 25.6%

Investment Team

Rodger D. Shay, Jr.
President
Joined Shay: 1990

David A. Petrosinelli, CFA
Vice President
Senior Portfolio Manager
Joined Shay: 1999

Kevin T. Blaser
Vice President
Portfolio Manager
Joined Shay: 1998

Beatriz B. Barros
Portfolio Manager
Joined Shay: 2007

Maggie Bautista
Assistant Vice President
Assistant Portfolio Manager
Joined Shay: 1986

Contact Information

Information Requests
(800) 982-1846

Shareholder Services
(800) 527-3713

Address
230 West Monroe Street
Suite 2810
Chicago, IL 60606

Web site
www.amffunds.com

[1]Expense ratio data as of Annual Report, dated October 2006.
**The performance data represents past performance and does not guarantee future results. Current performance may be higher or lower than the performance data quoted. The most recent month-end data can be found at www.amffunds.com or by calling (800)527-3713. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Mutual Funds that invest in securities issued by the U.S. Government or its Agencies are not insured by the U.S. Government, the FDIC or any other government agency. The Distribution Yield is also known as the average monthly yield and is found by calculating the mean value of all daily dividend yields for each given month. It represents the sum of the daily dividend yields for each day of a month divided by the number of days in that month. Lipper ratings for Preservation reflect funds' historical loss avoidance relative to other funds within the same asset class, as of 12/31/2006. Preservation ratings are relative, rather than absolute, measures, and funds named Lipper Leaders for Preservation may experience losses periodically; those losses may be larger for equity and mixed equity funds than for fixed income funds. The Lipper ratings are subject to change every month and are calculated for the following periods: three-year, five-year, ten-year, and overall. The Overall Classification calculation is based on an equal-weighted average of percentile ranks for each measure over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. The AMF U.S. Government Mortgage Fund, in Lipper's U.S. Mortgage classification, received the following ratings for the 3-, 5-, and 10-year periods, respectively (number of funds rated follows the score in parentheses): Preservation (in Fixed Income asset class): 2 (4190), Lipper Leader (3499), Lipper Leader (2152). Expense: Lipper Leader (40), Lipper Leader (31), 2 (19). Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2006, Reuters, All Rights Reserved.*
***Data as of 12/31/2006, Copyright 2006 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. The Morningstar Style Box™ reveals a fund's investment strategy. For fixed-income funds the vertical axis shows the average credit quality of the bonds owned, and the horizontal axis shows interest rate sensitivity as measured by a bond's duration (short, intermediate or long).*
Read the prospectus carefully before you invest or forward funds. The Fund may not be available to investors in all states, and this does not constitute an offer in those states. Investors should consider the Fund's investment objectives, risks, charges and expenses carefully before investing. The prospectus contains this and other investment information about the Fund. To receive a prospectus, please contact the Fund's Distributor, Shay Financial Services, Inc., member NASD and SIPC, at (800)982-1846.

www.amffunds.com SHAY

AMF U.S. Government Mortgage Fund: Changes in Net Asset Value (NAV) Over Previous Interest Rate Cycles
(December 1990 - December 2006)

NAV: AMF U.S. Government Mortgage Fund
Yield: U.S. Treasury 5 Year Note
$11.60
$11.40
$11.20
$11.00
$10.80
$10.60
$10.40
$10.20
$10.00
$9.80
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Yield Dec. 06
4.69%
NAV Dec. 06
$10.15
NAV: AMF U.S. Government Mortgage Fund
Yield: U.S. Treasury 5 Year Note

THIS MATERIAL IS FOR USE BY INSTITUTIONAL INVESTORS ONLY and may not be distributed or redistributed to retail investors. Read the prospectus carefully before you invest or forward funds. The Fund may not be available to investors in all states, and this does not constitute an offer in those states. Investors should consider the Fund's investment objectives, risks, charges and expenses carefully before investing. The prospectus contains this and other investment information about the Fund. To receive a prospectus, please contact the Fund's Distributor, Shay Financial Services, Inc., member NASD and SIPC, at (800)982-1846.
Source: Bloomberg, LLC.

PE0155-navv5yrtry_ugm1|01082007

SHAY